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18006847

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC
406

SEC FILE NUMBER
8-66364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maitland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs,	FL	32714
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry M. Smith, President 407-869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Company, CPA's, LLC
(Name – *if individual, state last, first, middle name*)

13907 North Dale Mabry	Tampa	FL	33618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barry M. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maitland Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CONNIE J. PEACOCK
Commission # FF 917131
Expires September 10, 2019
Bonded Thru Troy Fain Insurance 800-385-7019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAITLAND SECURITIES, INC.

CONTENTS

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Maitland Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Maitland Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Maitland Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) Maitland Securities, Inc. stated that Maitland Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Maitland Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maitland Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green + Company, CPAs

Green & Company, CPAs
Tampa, FL 33618
February 28, 2018

MAITLAND SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	13,004
Commissions receivable		271
Other assets		795
Total assets	**$**	**14,070**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	2,250
Commissions payable		658
Total liabilities		2,908
COMMITMENTS (Note 3)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, $.01 par value; 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		70,990
Deficit		(59,838)
Total shareholder's equity		11,162
Total liabilities and shareholder's equity	**$**	**14,070**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUE:		
Commissions and fees	$	58,764
Other income		10
Total revenue		58,774
EXPENSES:		
Commissions and salaries		39,586
Professional fees		6,750
General and administrative expenses		16,407
Regulatory fees		5,555
Total expenses		68,298
LOSS BEFORE INCOME TAX PROVISION		(9,524)
Income tax provision		-
NET LOSS	**$**	**(9,524)**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common stock				Additional		Retained		
	Shares		Amount		paid-in capital		earnings (deficit)		Total
BALANCES, December 31, 2016	1,000	$	10	$	63,990	$	(50,313)		13,687
Capital Contribution				$	7,000				7,000
Net Loss							(9,525)		(9,525)
BALANCES, December 31, 2017	**1,000**	**$**	**10**	**$**	**70,990**	**$**	**(59,838)**	**$**	**11,162**

The accompanying notes are an integral part of this statement.

MAITLAND SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(9,524)
Adjustments to reconcile net loss to net cash ued by operating activities:		
Increase in commissions receivable		(168)
Decrease in other assets		1,169
Decrease in accounts payable		(2,250)
Increase in commissions payable		80
Net cash flows used by operating activities		(10,693)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		7,000
Net cash provided by financing activities		7,000
NET DECREASE IN CASH		(3,693)
CASH, at beginning of the year		16,698
CASH, at end of the year	**$**	**13,005**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Organization

Maitland Securities, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated under the laws of the state of Florida on July 14, 2003 as a securities broker-dealer.

The Company's primary activities include the sale of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties ("Product Sponsor(s)").

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Commissions Receivable

Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2017.

Revenue Recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized on a trade date basis.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTE 1- NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Computation of Customer Reserve

The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

Income Taxes

In accordance with FASB ASC (Financial Accounting Standards Board Accounting Standards Codification) No. 740, *Income Taxes,* the Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Uncertain Tax Positions

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2014 for all major tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company does not own office equipment or employ office administrative support personnel. Certified Financial Group, Inc. ("CFG") provides office space, equipment, and office administrative support personnel. CFG is owned by a family member of the Company's shareholder. On October 1, 2010, the Company entered into a management agreement with CFG to provide these services and renewed the agreement on September 29, 2017. The agreement shall continue in effect until terminated by either party. Expenses charged by CFG to the Company for the year ended December 31, 2017, totaled $19,164. Consequently, operating results and financial position may be different than if the entities were autonomous.

NOTE 3 - NET CAPITAL REQUIREMENTS

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $5,367 and a ratio of aggregate indebtedness to net capital of 0.28 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2017.

NOTE 5 - CONCENTRATIONS

Commission income of approximately $58,764 of which 86% of the total commission income was generated from four registered representatives during the year ended December 31, 2017.

NOTE 6 – INCOME TAXES

The components of Income tax benefit for the year ended December 31, 2017 are as follows:

Federal Income Tax:	
Current	$ -0-
Deferred	$ 3429
State Income Tax:	
Current	$ -0-
Deferred	$ -0-
Valuation Allowance	$ 3429
Total	$ -0-

The Components of the net deferred tax asset as of December 31, 2017 are as follows:

Deferred tax asset	$ 2000
Deferred tax liability	$ -0-
Valuation allowance	$ 2000
Total	$ -0-

The Company has approximately $9525 of remaining net operating losses expiring through 2037 which may be used to offset future taxable income. There are no material temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Therefore deferred taxes are not material.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were issued. The financial statements were approved for issue by management on February 22, 2018.

MAITLAND SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C-1
DECEMBER 31, 2017

Member's equity	$	11,162
	-	
Nonallowable assets:		
Other assets		795
Total Nonallowable assets:		795
NET CAPITAL		10,367
Minimum requirements of 6 2/3% of aggregate indebtedness of $2,907 or $5,000, whichever is greater		5,000
Excess net capital	$	5,367
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	2,250
Commissions payable		658
Total aggregate indebtedness	$	2,908

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL **0.28 to 1**

NOTE: There are no material differences between the above computation of net capital with that included in the Company's corresponing unaudited Form X-17A-5 Part II filing at December 31, 2017.

Green & Company, CPAs

A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Maitland Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Maitland Securities, Inc. (the Company") as of December 31, 2017, the related Statement of Operations, Changes in Shareholder's equity, and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Maitland Securities, Inc.'s financial statements. The supplemental information is the responsibility of Maitland Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Green & Company CPAs
Tampa, Florida
February 28, 2018

We have served as the Company's auditor since 2015

13907 N Dale Mabry Hwy, Suite 102 Tampa, FL 33618 813.606.4388

MAITLAND SECURITIES, INC.

1111 Douglas Avenue ♦ Altamonte Springs, Florida 32714-2033
407.869.6906 ♦ Fax: 407.682.1748 ♦ CCO@MaitlandSecurities.com

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Maitland Securities, Inc. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(i) for the fiscal year ended December 31, 2017. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Applies to broker-dealers who do not carry customer margin accounts and who promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer. Broker-dealers claiming this exemption may not hold funds or securities fork, or owe money or securities to customers.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Barry M. Smith, President

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****1945*********************MIXED AADC 220
66364 FINRA DEC
MAITLAND SECURITIES INC
1111 DOUGLAS AVE
ALTAMONTE SPRINGS, FL 32714-2033

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 0.11

B. Less payment made with SIPC-6 filed (exclude interest) (7.02)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) _______________

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______________

F. Total assessment balance and interest due (or overpayment carried forward) $ (6.91)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $_______________

H. Overpayment carried forward $(6.91)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maitland Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)
Barry M..Smith
President
(Title)

Dated the 31 day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 58,774
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	58,702
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	58,702
2d. SIPC Net Operating Revenues	$ 72.
2e. General Assessment @ .0015	$ .11
	(to page 1, line 2.A.)

MAITLAND SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017